   🔍 Search          Try Premium Free for 1 Month



Message   More...

Steven Smith

Owner, Vegan Fine Foods

Fort Lauderdale, Florida · See 500+ connections ·

See contact info

Vegan Fine Foods

Rutgers, The State University of New Jersey-...

About

Steven Smith has distinguished himself as an entrepreneur, consultant, and educator. He began his career as a product development engineer for Procter & Gamble. He then joined PepsiCo, Inc. as an engineer in the Engineering and Packaging Development Group. In over seven years with PepsiCo, he held a numbe ... see more

---

Articles
1,426 followers



Container Shipping Industry Survey

 **Steven Smith**
Published on LinkedIn

Dear Survey Participants: Please click on the following link to access the Container Shipping Industry
Survey: https://www.surveymonkey.com/r/ShippingPlatform Thank you.

...see more

 Like    Comment    Share   2 Comments · 11 Likes

See all

Experience

Owner and Principal
Vegan Fine Foods
Jan 2018 – Present · 1 yr 6 mos
Miami/Fort Lauderdale Area

Owner and Principal
Vegan Worldwide, LLC
Jan 2013 – Present · 6 yrs 6 mos
Boca Raton, FL

Executive MBA Program Faculty
Florida Atlantic University
2010 – Present · 9 yrs

 **Search**            Try Premium Free
                                                                                                                                           for 1 Month

Professor of Management

Southern Connecticut State University

Aug 2013 – Mar 2016 · 2 yrs 8 mos
New Haven, CT

Visiting Associate Professor

Rutgers Business School

Jul 2012 – Jun 2013 · 1 yr
Newark & New Brunswick, NJ

Show 5 more experiences ⌄

Education

Rutgers, The State University of New Jersey-New Brunswick

Ph.D., Strategic Management, Internationall Business

1997

Rutgers, The State University of New Jersey-New Brunswick

MBA, Strategy

1994

Rutgers University

B.S., Chemical Engineering

1985

Skills & Endorsements

Leadership · 92

Endorsed by **Phillip A. Easton and 2 others who are highly skilled at this**

Entrepreneurship · 63

Endorsed by **Dr. dt ogilvie, who is highly skilled at this**

Management · 62

Endorsed by **Luz A. Rivera and 1 other who is highly skilled at this**

Show more ⌄





Search



Try Premium Free
for 1 Month